UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Sullivan, Dennis W.
   17325 Euclid Avenue
   Cleveland, OH  44112
2. Issuer Name and Ticker or Trading Symbol
   Parker Hannifin Corporation
   PH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   01/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |      |    | |                  |   |           |4,807              |I     |Joint w/wife               |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |(1)   |B(1)|V|189.5410          |A  |(1)        |5002.1197 (2)      |I     |(1)                        |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |8/22/9|A(3)| |11,363            |A  |(3)        |125,328            |D     |                           |
                           |6     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |1/20/9|M   | |5,713 (4)         |A  |$20.67     |125,328            |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |1/24/9|S   | |2,000             |D  |$42.25     |125,328            |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |1/27/9|G   |V|142               |D  |           |125,328            |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option to buy         |$37.00  |8/15/|A   | |26,000     |A  |8/15/|8/14/|Common Stock|26,000 |(5)    |26,000 (6)  |D  |            |
                      |        |96   |    | |           |   |97   |06   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option to buy         |$20.67  |1/20/|M   | |11,250     |D  |6/3/8|6/2/9|Common Stock|11,250 |(7)    |0 (6)       |D  |            |
                      |        |97   |    | |           |   |8    |7    |            |(4)    |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) During the period January 1, 1996 through September 30, 1996, Mr. Sullivan acquired shares in the Parker-Hannifin Savings Plus Plan, a Rule 16b-3 plan, as follows:
   2.1878 shares through the reinvestment of dividends at an average cost of
39.9990 per share; and
   187.3532 shares through matching contributions by the Corporation at an average price of $23.2208 per share.
(2) As of September 30, 1996, the latest date for which information is available.
(3) Award of restricted stock in a transaction exempt under Rule
16b-3(d).
(4) "Pyramid" exercise of 11,250 options resulting in net acquisition of 5,713 shares.
(5) Granted under the 1993 Stock Incentive Program in a transaction exempt under Rule 16b-3(d).
(6) Mr. Sullivan also owns 182,250 additional options granted pursuant to the Corporation's Employee Stock Option Plans at various exercise prices and expiration dates, as previously reported.
(7) Granted under the Corporation's 1987 Employee Stock Option
Plan.
SIGNATURE OF REPORTING PERSON
Thomas L. Meyer, Attorney-in-Fact
DATE
   February 10, 1997